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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  Schedule 13G

                    Under the Securities Exchange Act of 1934
                         (Amendment No.              )*
                                       -------------



                    International Menu Solutions Corporation
                                (Name of Issuer)


                          Common Stock, $.001 par value
                         (Title of Class of Securities)


                                     45985T
                                 (CUSIP Number)


                               September 14, 1999
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[x] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (continued on following page(s))

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                                                               Page 2 of 5 pages
                                  SCHEDULE 13G

CUSIP NO.

1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                  Michael Steele

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Ontario, Canada

                                     5.    SOLE VOTING POWER
             NUMBER OF                     1,888,712
              SHARES
           BENEFICIALLY              6.    SHARED VOTING POWER
             OWNED BY                      0
               EACH
             REPORTING               7.    SOLE DISPOSITIVE POWER
              PERSON                       1,888,712
               WITH
                                     8.    SHARED DISPOSITIVE POWER
                                           0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

                  1,888,712

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  13.9%

12.      TYPE OF REPORTING PERSON*

                  IN

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                                                               Page 3 of 5 pages

ITEM 1(a).        Name of Issuer

                  International Menu Solutions Corporation

ITEM 1(b).        Address of Issuer's Principal Executive Offices

                  350 Creditstone Road, Unit 202
                  Concord, Ontario L4C 3Z4

ITEM 2(a).        Names of Persons Filing

                  Michael Steele

ITEM 2(b).        Address of principal business office

                  350 Creditstone Road, Unit 202
                  Concord, Ontario L4C 3Z4

ITEM 2(c).        Citizenship

                  Ontario, Canada

ITEM 2(d).        Title of Class of Securities

                  Common Stock, $.001 par value

ITEM 2(e).        CUSIP Number

                  45985T

ITEM 3.           Not Applicable.

ITEM 4.           Ownership

      (a) Michael Steele owns, indirectly through 1254859 Ontario Inc., a corporation organized under the laws of Ontario, Canada, of which he is controlling shareholder, 1,513,712 shares of Class N stock of the Issuer and 1,513,712 shares of Class X stock of International Menu Solutions Inc., a subsidiary of the Issuer organized under the laws of Ontario Canada. One Class X share together with one Class N share is exchangeable for one share of common stock of the Issuer.

                  Mr. Steele also owns 625,000 options to acquire shares of common stock of the Issuer at an exercise price of $0.70 per share vesting as follows:

                           No. Shares                         Vesting Date
                           ----------                         ------------
                           250,000                            August 10, 1999
                           125,000                            August 10, 2000

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                                                               Page 4 of 5 pages

                           125,000                            August 10, 2001
                           125,000                            August 10, 2002

                  After giving effect to the exchange of Class X shares and the exercise of the 375,000 vested options, Mr. Steele would own 1,888,712 shares of common stock of the Issuer, or 13.9% percent of the outstanding shares of common stock of the Issuer based on 11,727,392 shares outstanding as reported in the Issuer's Form 10-QSB for the quarter ended June 30, 2000 plus an additional 1,888,712 shares (consisting of 375,000 shares underlying his options and 1,513,712 shares issuable upon the exchange of the Class X shares).

         (b)      Percent of Class:

                  13.9%

         (c)      Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote
                           1,888,712

                  (ii)     shared power to vote or to direct the vote
                           0

                  (iii) sole power to dispose or to direct the disposition of 1,888,712

                  (iv) shared power to dispose or to direct the disposition of 0

ITEM 5.           Ownership of Five Percent or Less of a Class

                  Not Applicable

ITEM 6.           Ownership of More than Five Percent on Behalf of Another
                  Person

                  Not Applicable

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                  Not Applicable

ITEM 8.           Identification and Classification of Members of the Group

                  Not Applicable

ITEM 9.           Notice of Dissolution of Group



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                                                               Page 5 of 5 pages

                  Not Applicable

ITEM 10.          Certification

                  Not Applicable

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 17, 2000

                                            /s/ Michael Steele
                                            ------------------------------------
                                            Michael Steele